Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 3, 2005

BAYTEX ENERGY TRUST ANNOUNCES SUCCESSFUL CLOSING OF
PROPERTY ACQUISITION, INCREASE TO EXCHANGEABLE SHARE RATIO
AND PARTICIPATION IN SCOTIA CAPITAL CONFERENCE

Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the successful closing of its previously announced asset acquisition in the Celtic area in Saskatchewan for approximately $73.0 million. The acquired assets are currently producing approximately 3,500 boe/d and include 15.9 million boe of proved reserves (18.1 million boe of proved plus probable reserves) and 7,500 net undeveloped acres of land.

Exchangeable share ratio

Baytex is also pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.33655 to 1.34774.  This increase will be effective on October 17, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:	September 30, 2005
Opening Exchange Ratio:	1.33655
Baytex Energy Trust Distribution per Unit:	$0.15
Five-day Weighted Average Trading Price of BTE.UN (prior to the end of September):	$17.92
Increase in Exchange Ratio (xx):	0.01119
Effective Date of the Increase in Exchange Ratio:	October 17, 2005
Exchange Ratio as of Effective Date:	1.34774

(xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

Scotia Capital Conference

Raymond Chan, President and Chief Executive Officer of Baytex will be presenting at the Focus on Energy Trusts: Investing for Income Conference hosted by Scotia Capital on October 5, 2005 at 9:00 am (EST) in Toronto.  The audio webcast and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca